Sentage Holdings Inc.

July 6, 2021

VIA EDGAR

Ms. Julie Griffith

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sentage Holdings Inc.

Registration Statement on Form F-1, as amended

File No. 333-254558

Dear Ms. Griffith:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Sentage Holdings Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to, and that the Registration Statement become effective at, 4:30 pm, Eastern Time, on July 8, 2021, or as soon thereafter as practicable.

Very truly yours,

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
	Name:	Qiaoling Lu
	Title:	Chief Executive Officer and Chairman of the Board of Directors